Exhibit 12.1
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2010	2009	2008	2007	2006

Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$144,401	$149,937	$146,643	$142,859	$155,300
Add: Interest expense	142,819	143,723	147,743	119,597	102,143
Depreciation expense on cap’d interest	1,678	1,607	1,245	5,393	4,437
Amortization of deferred financing costs	6,501	5,179	4,441	3,978	3,770

Earnings before fixed charges	$295,399	$300,446	$300,072	$271,827	$265,650

Fixed charges:
Interest expense	$142,819	$143,723	$147,743	$119,597	$102,143
Amortization of deferred financing charges	6,501	5,179	4,441	3,978	3,770
Capitalized interest	929	7,640	19,958	45,697	30,837

Fixed charges	150,249	156,542	172,142	169,272	136,750

Preferred share distributions	—	—	—	—	—
Preferred unit distributions	21,012	21,012	21,012	17,126	13,691

Combined fixed charges	$171,261	$177,554	$193,154	$186,398	$150,441

Ratio of earnings to fixed charges	1.97	1.92	1.74	1.61	1.94

Ratio of earnings to combined fixed charges	1.72	1.69	1.55	1.46	1.77

(1)
Amounts for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties that have been sold during 2010. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.